UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68319

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Shea & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clarendon Street, Floor 25
(No. and Street)

Boston	**MA**	**02116**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher J. Pingpank **617-896-2218**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

1 Highwood Drive	**Tewksbury**	**MA**	**01876**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Christopher J. Pingpank__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Shea & Company, LLC__ , as

of __December 31__ , 20 __17__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

__Principal__

Title

Notary Public

KOBIE EVANS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
November 25, 2022

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Shea & Company, LLC

December 31, 2017

SHEA & COMPANY, LLC

Financial Statements

Table of Contents

Financial Statements:



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Shea & Company, LLC
Boston, Massachusetts

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Shea & Company, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
We have served as the Company's auditor since 2017
Tewksbury, Massachusetts
February 28, 2018

SHEA & COMPANY, LLC

Statement of Financial Condition

		December 31, 2017
Assets		
Current assets:		
Cash	$	4,587,867
Accounts receivable		69,334
Other current assets		118,111
Total current assets		4,775,312
Other assets		110,185
Total assets	**$**	**4,885,497**
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and accrued expenses	$	154,768
Member's equity		4,730,729
Total liabilities and member's equity	**$**	**4,885,497**

See accompanying notes to the financial statements.

SHEA & COMPANY, LLC

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Description of Business

Shea & Company, LLC (the "Company") was formed as a limited liability company on January 25, 2005 and became a registered broker-dealer under the Securities Exchange Act of 1934 on July 13, 2010. The Company provides merger and acquisition advisory services, capital raising advisory services through private sales of equity and debt securities to institutional investors, and other financial advisory services, to software and technology companies primarily throughout the United States, as well as in Canada, Europe and Israel.

The Company does not hold customer funds or securities and does not conduct any business activity for or with retail securities customers. In private placement advisory transactions, the Company acts as placement agent and does not underwrite issuer securities.

The Company has filed with regulatory agencies in order to transact business as a broker-dealer. As a broker-dealer, the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

Cash

For purposes of reporting on the statements of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, with original maturities of three months or less.

The Company maintains its cash in bank deposit accounts at financial institutions which, at times, may exceed federally insured limits. The Company monitors its exposure and has not experienced any losses in these accounts.

Accounts Receivable

Accounts receivable include retainer fees, reimbursable expenses and success fees due from clients. Client fees and expense reimbursements are due the sooner of 30 days from the date of invoice or the closing of the related investment banking transaction.

The carrying amount of client accounts receivable is reduced by an allowance for doubtful accounts that reflects management's best estimate of the fees that will not be collected. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2017, management believed no allowance for doubtful accounts was warranted.

Note 1 - Summary of Significant Accounting Policies (Continued)

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with high-credit quality financial institutions. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. Consequently, the Company believes exposure to loss due to credit risk on net accounts receivable is limited.

Revenue Recognition

Revenue from services provided are recognized at the time there is persuasive evidence the Company's services have been substantially completed pursuant to the terms of a binding engagement letter, the Company's fee is fixed or determinable and collection of the related receivable is reasonably assured. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

The Company earns revenue from private placements, retainers and transaction success fees.

Placement fees: Placement fees are owed to the Company on the closing of a private placement transaction. The amount of the fee is stipulated in the Company's engagement letter with the client and is generally calculated as a percentage of the size of the relevant investment or as a fixed fee. Placement fees are recognized when the relevant capital raise transaction is closed. For the year ended December 31, 2017 the Company had no placement fees.

Retainer fees: In most engagements, clients are assessed non-refundable retainer fees. These retainer fees are either up-front payments paid solely in consideration of the engagement by the client of the Company, or fees which are in respect of a defined period, which range from a single payment to recurring payments for the duration of the contract. Such periods vary in length. In the case of retainer payments linked to specified time periods, fees are considered earned when the services are performed, and are recognized ratably over the period covered by the retainer fee.

Success fees: Success fees are owed to the Company on the closing of a merger and acquisition transaction, fairness opinion or similar transaction. The amount of the fee is stipulated in the Company's engagement letter with the client and is generally calculated as a percentage of the relevant transaction or as a fixed fee. Success fees are recognized when the relevant investment banking transaction is closed. The Company is at times asked to formally opine as to the fairness or insufficiency, from a financial point of view, of the consideration paid to shareholders in a transaction. Fairness (insufficiency) opinion fees are typically earned and recognized when the opinion is delivered to the client.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

SHEA & COMPANY, LLC

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies (Continued)

Reimbursed Expenses

The Company accounts for reimbursed expenses in accordance with the applicable standards for income statement characterization of reimbursements received for out of pocket expenses. Accordingly, all reimbursed expenses are charged to revenue.

Advertising Expense

The cost of advertising is expensed as incurred. Advertising expenses were $43,232 for the year ended December 31, 2017.

Income Taxes

The Company is treated as a single-member limited liability company for federal and state income tax purposes. Consequently, the member is taxed individually on the Company's income or losses. Therefore, the financial statements do not reflect a provision for income taxes.

Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition for reporting periods beginning after December 15, 2017. Management does not expect these new standards to have a material impact to its financial position or financial statements.

Uncertain Tax Positions

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a limited liability company electing to be taxed as a pass through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. The Company is not currently under examination by any taxing jurisdiction. The Company's Federal and state income tax returns are generally open for examination for the past 3 years.

Subsequent Events

The Company evaluated subsequent events through February 28, 2018, the date the financial statements were authorized to be issued.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, as defined, of $5,000 and requires its aggregate indebtedness to all other persons, as defined, shall not exceed a 15 to 1 ratio of its net capital. At December 31, 2017, the Company had net capital of $4,385,544 of which $4,373,050 was in excess of its required net capital. At December 31, 2017, the Company's percentage of aggregate indebtedness to net capital was 4.27%.

Note 3 - Customer Transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of that rule.

Note 4 - Commitments

Operating Leases

200 Clarendon Street Lease and Sublease

The Company has entered into an operating lease agreement for its office space in Boston, Massachusetts. This agreement includes both rent and basic office services components. The term of the lease is April 1, 2015 through June 30, 2020. In conjunction with the lease, Shea & Company sublet a portion of the leased premises on substantially identical terms to the master lease. The term of the sublease is May 1, 2015 through June 30, 2020.

As security for this lease, the Company provided the lessor a security deposit in the amount of $97,577, which is reflected in other assets. As security for the sublease, the subtenant provided the Company a standby letter of credit in the amount of $52,606.

Minimum future lease payments under this operating lease for the year ending December 31 are as follows:

2018	$396,443
2019	403,162
2020	169,151

Minimum future payments receivable under this sublease for the year ending December 31 are as follows:

2018	$219,796
2019	223,424
2020	93,723

Net rent and occupancy expenses under these lease and sublease agreements, which is included in operating expenses, was $186,090 for the year ended December 31, 2017.

The Company accounts for the lease expense on a straight-line basis, with the resulting difference between accrued rent and cash rent payments recorded to accounts payable and accrued expenses.

Note 4 – Commitments (Continued)

<u>601 Montgomery Street Lease</u>

The Company has entered into an operating lease agreement for office space in San Francisco, California. This agreement includes both rent and basic office services components. The term of the lease is from June 1, 2016 to May 31, 2019.

As security for this lease, the Company provided the lessor a security deposit in the amount of $12,408, which is reflected in other assets.

Minimum future lease payments under this operating lease for the year ending December 31 are as follows:

2018	$147,956
2019	62,040

Rent and occupancy expenses under this lease agreement, which is included in operating expenses, was $143,338 for the year ended December 31, 2017.

The Company accounts for the lease expense on a straight-line basis, with the resulting difference between accrued rent and cash rent payments recorded to accounts payable and accrued expenses.

Note 5 - Employee Benefit Plan

The Company sponsors a 401(k) Retirement Plan (the "Plan") which is open to all employees meeting the age and length of service requirements set forth in the Plan. The Company's discretionary contribution to the Plan for the year ended December 31, 2017 was $414,010.

Note 6 - Concentrations

For the year ended December 31, 2017, the Company had three major customers which accounted for 60% of total revenue and one customer which accounted for all accounts receivable.